PROSPECTUS SUPPLEMENT NO. 5Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated April 25, 2014, as amended)Registration No. 333-195213

VOLITIONRX LIMITED

3,060,725 Shares of Common Stock

($0.001 par value)

This prospectus supplement supplements information contained in that certain prospectus dated April 25, 2014, as amended, of VolitionRx Limited (the “Company”), relating to the resale from time to time of up to 1,500,000 shares of the Company’s outstanding common stock and up to 1,560,725 shares of the Company’s common stock issuable upon the exercise of outstanding warrants, which are held by certain stockholders and warrant holders named in the prospectus under the section entitled “Selling Stockholders.” This prospectus supplement should be read in conjunction with the prospectus. We prepared this supplement based on the information supplied to us by the Selling Stockholders named in the table and we have not sought to verify such information. Since the date on which each Selling Stockholder provided this information, such Selling Stockholder may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock that he, she or it beneficially owns. For purposes of this prospectus supplement, the calculation of the “Percentage Beneficially Owned after the Offering” below reflects 37,813,991 shares of the Company’s common stock outstanding as of May 2, 2019 assuming full exercise of the Warrants held by the Selling Stockholders outstanding on that date (and excluding all other shares issuable upon exercise of outstanding options and warrants other than those beneficially owned by such Selling Stockholder).

The following amends and supplements the information set forth in the prospectus under the caption “Selling Stockholders” with respect to the Selling Stockholders named below and the respective shares of common stock beneficially owned by such Selling Stockholders that may be offered pursuant to the prospectus:

Name of Selling Stockholder	Position, Office or Other Material Relationship	Shares Beneficially Owned Prior to the Offering	Shares to be Offered	Shares Beneficially Owned After the Offering	Percentage Beneficially Owned after the Offering
Annette Helen Williams		30,226	5,000	25,226	*
DEB Investments Ltd. (8)		52,905	25,000	27,905	*
Mark Edward Eccleston (15)	Business Development Director	351,451	20,000	331,451	*
US Firangi Trust (21)		52,012	7,500	44,512	*
Oncolytika Ltd. (31)		232,776	5,000	227,776	*
Elli Lerner (32)		108,933	32,500	76,433	*

*   Less than 1%.

(8)Consists of (i) 33,392 shares of common stock owned by DEB Investments Ltd., or DEB Investments, and (ii) 19,513 shares of common stock issuable upon the exercise of warrants held by DEB Investments that are exercisable within 60 days of May 2, 2019. Elli Lerner, whose business address is 146 Bridge Lane, Golders Green, London, NW11 9JS, United Kingdom, has voting and dispositive control over the common shares beneficially owned by DEB Investments. See also footnote 32.

(15)Consists of (i) 81,451 shares of common stock owned by Mark Eccleston and (ii) 270,000 shares of common stock issuable upon the exercise of options held by Mr. Eccleston that are exercisable within 60 days of May 2, 2019.  To avoid the appearance of double counting, excludes (a) 47,776 shares of common stock owned by Oncolytika Ltd., or Oncolytika, and (b) 185,000 shares of common stock issuable upon the exercise of options held by Oncolytika that are exercisable within 60 days of May 2, 2019, in each case already reflected in the table above and footnote 31, of which Mark Eccleston has voting and dispositive control and, therefore, beneficial ownership.  See also footnote 31.

(21)Includes 7,500 shares of common stock that are being offered pursuant to this prospectus.  Rahul Harkawat has voting and dispositive control over the shares of common stock beneficially owned by US Firangi Trust.

(31)Consists of (i) 47,776 shares of common stock directly owned by Oncolytika and (ii) 185,000 shares of common stock issuable upon the exercise of options held directly by Oncolytika that are exercisable within 60 days of May 2, 2019. Annette Helen Williams, a Selling Stockholder, assigned 5,000 warrants held in her name to Oncolytika in February 2019, which warrants were exercised in February 2019. The principal business address of Oncolytika is 1 The Firs, Wilburton, Ely, Cambridge, CB6 3FL, United Kingdom.  Mark Eccleston has voting and dispositive control over the shares of common stock beneficially owned by Oncolytika.  See also footnote 15.

(32)Consists of (i) 90,200 shares of common stock directly owned by Elli Lerner and (ii) 18,733 shares of common stock held directly by Mr. Lerner’s spouse.  To avoid the appearance of double counting, excludes (a) 33,392 shares of common stock owned by DEB Investments and (b) 19,513 shares of common stock issuable upon the exercise of warrants held by DEB Investments that are exercisable within 60 days of May 2, 2019, in each case already reflected in the table above and footnote 8, of which Elli Lerner has voting and dispositive control and, therefore, beneficial ownership.  US Firangi Trust, a Selling Stockholder, assigned 7,500 warrants held in its name to Mr. Lerner in February 2019, which warrants were exercised in February 2019. DEB Investments, a Selling Stockholder, transferred 25,000 shares held in its name subject to this prospectus to Mr. Lerner in February 2019.  See also footnote 8.

The date of this prospectus supplement is May 3, 2019.